UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Perseon Corporation

(Name of Subject Company (Issuer))

GALIL MERGER SUB, INC.

(Offeror)

A wholly-owned subsidiary of

GALIL MEDICAL INC.

(Offeror)

A wholly-owned subsidiary of

GALIL MEDICAL LTD.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE
PUBLIC WARRANTS TO PURCHASE COMMON STOCK

(Title of Classes of Securities)

715270 203	715270 112
(CUSIP Number of Common Stock)	(CUSIP Number of Public Warrants)

Martin J. Emerson	Please send copies of all communications to:
Galil Medical Inc.	Robert K. Ranum, Esq.
4364 Round Lake Road	Fredrikson & Byron, P.A.
Arden Hills, MN 55122	200 South Sixth Street, Suite 4000
Telephone: (877) 639-2796	Minneapolis, MN 55402
Fax: (877) 510-7757	Fax: (612) 492-7077
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$24,777,471	$2,496

*

Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of (i) all outstanding shares of common stock, par value $0.001 per share, of Perseon Corporation, a Delaware corporation, other than Shares owned by Galil Merger Sub, Inc. (“Purchaser”), Galil Medical Inc. (“Parent”) or Galil Medical Ltd. (“Israeli Parent”), at a purchase price of $1.00 per Share, net to the seller in cash, and (ii) all outstanding publicly-traded warrants to purchase Perseon common stock (the “Public Warrants”), at a purchase price of $0.02 per Public Warrant, net to the seller in cash. As of October 26 , 2015, there were 9,766,323 Shares issued and outstanding, none of which Shares are owned by Israeli Parent, Parent or Purchaser, and there were 13,225,000 Public Warrants outstanding, representing 13,225,000 Shares on a fully-diluted basis (none of which Public Warrants are held by Israeli Parent, Parent or Purchaser). In addition, all vested and unvested stock options, which represent 523,942 Shares on a fully-diluted basis (none of which stock options are held by Israeli Parent, Parent or Purchaser), and all remaining warrants other than the Public Warrants, which represent 1,262,206 Shares on a fully-diluted basis (none of which warrants are held by Israeli Parent, Parent or Purchaser), are to be cashed out in connection with the Merger in accordance with the Merger Agreement. As a result, this calculation assumes the purchase of 24,777,471 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,496	Filing Party: Galil Medical Ltd., Galil Medical Inc., Galil Merger Sub, Inc.
Form or Registration No.: 005-33905	Date Filed: November 5, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) filed by Galil Medical Ltd., an Israeli company (“Israeli Parent”), Galil Medical Inc., a Delaware corporation (“Parent”), and Galil Merger Sub, Inc., a Delaware corporation (“Purchaser”). This Amendment No. 2 and the Schedule TO relate to the offer by Purchaser to purchase (i) all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Perseon Corporation, a Delaware corporation (“Perseon”), other than Shares owned by Israeli Parent, Parent and Purchaser, at a purchase price of $1.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, and (ii) all outstanding publicly-traded warrants to purchase Perseon common stock (the “Public Warrants”), other than Public Warrants owned by Israeli Parent, Parent and Purchaser, at a purchase price of $0.02 per Public Warrant, net to the seller in cash, without interest and less any applicable withholding taxes, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 5, 2015 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), and the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”). All capitalized terms used in this Amendment No. 2 without definition have the meaning ascribed to such terms in the Schedule TO.

The following amendments to Items 1 through 9, Item 11, and Item 12 of the Schedule TO are hereby made. Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

All references to “11:59 PM, New York City Time, on December 7, 2015” as the “Expiration Date” are hereby amended to refer to “11:59 PM, New York City Time, on December 21, 2015”. Additionally, the third bullet point under “Guaranteed Delivery” in the section of the Offer to Purchase entitled “Procedures for Accepting the Offer and Tending Shares and Public Warrants” is amended as follows: “the Share Certificate(s) or Public Warrant Certificate (s) (or a Book-Entry Confirmation) evidencing all tendered Shares or Public Warrants, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq trading days after the date of such Notice of Guaranteed Delivery, but in no event later than 11:59 a.m. Eastern Time on December 24, 2015.”

On December 2, 2015, Parent issued a press release announcing the extension of the Expiration Date to December 21, 2015. A copy of the press release is filed as Exhibit (a)(1)(x) to the Schedule TO and is incorporated herein by reference.

On December 2, 2015, Parent and Perseon also held a conference call to discuss the Offer and the Merger. A transcript of this conference call is filed as Exhibit (a)(1)(xi) to the Schedule TO and is incorporated herein by reference.

Item 12.                          Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following to the list of Exhibits:

(a)(1)(x)                        Press Release, dated December 2, 2015 (incorporated by reference to Exhibit 99.1 to Perseon’s Form 8-K filed December 2, 2015).

(a)(1)(xi)                     Transcript of conference call, dated December 2, 2015 (incorporated by reference to Exhibit 99.2 to Perseon’s Form 8-K filed December 2, 2015).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2015

PURCHASER:

Galil Merger Sub, Inc.

By:	/s/ Martin J. Emerson
	Name:	Martin J. Emerson
	Title:	Chief Executive Officer

PARENT:

Galil Medical Inc.

By:	/s/ Martin J. Emerson
	Name:	Martin J. Emerson
	Title:	Chief Executive Officer

ISRAELI PARENT:

Galil Medical Ltd.

By:	/s/ Martin J. Emerson
	Name:	Martin J. Emerson
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(x)	Press Release, dated December 2, 2015 (incorporated by reference to Exhibit 99.1 to Perseon’s Form 8-K filed December 2, 2015).
(a)(1)(xi)	Transcript of conference call, dated December 2, 2015 (incorporated by reference to Exhibit 99.2 to Perseon’s Form 8-K filed December 2, 2015).